Exhibit 99(a)(1)(C)

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

FOR RESTRICTED STOCK

DATED OCTOBER 21, 2009

RECEIPT FOR ONLINE SUBMISSION OF ELECTION FORM

To submit an election, you will need to either “Accept” or “Decline” our offer to exchange for each stock option grant listed on the page titled, “Eligible Options,” which is accessible through the “EA Stock Option Exchange” intranet portal website we have established for this offer at http://stock.ea.com/Stock/Exchange/. When you “Accept” or “Decline” our offer, you will also be asked to acknowledge that you have received and read the Election Form, which includes the information posted to the EA Stock Option Exchange intranet portal website under the page titled “Eligible Options” and the link titled “Instructions and Agreements Forming Part of the Terms and Conditions of the Offer.” Together, these documents constitute the “Election Form,” which you may print upon completing your election.

You are not required to submit an Election Form if you do not wish to participate in the offer.

However, if you do not submit an Election Form before 9:00 p.m., U.S. Pacific Time, on the expiration date, which is currently November 18, 2009, we will interpret this as your election not to participate in the offer, and you will retain all of your outstanding options with their current terms and conditions.

Please read the online Election Form carefully. It contains important information on the terms and conditions of our offer.

You do not need to return your stock option agreement(s) in order to effectively elect to accept this offer.

You may confirm that your online Election Form submission has been received by calling Stock Administration at +1 (650) 628-2600 (extension 82600) or by sending an email to optionexchange@ea.com. EA’s Stock Administration Department intends to electronically confirm receipt of your Election Form within three business days of its submission. If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have properly received your election.

If you think the information regarding your eligible options set forth below is incorrect, or if you have any questions about the offer, please telephone Stock Administration at +1 (650) 628-2600 (extension 82600) or send an email to optionexchange@ea.com.

* * *

From: First Name Last Name

ID: xxxxxx

To: Electronic Arts Inc.

I have received the Offer to Exchange dated October 21, 2009, this Election Form, the form of Restricted Stock Award Agreement (the applicable form being referred to herein as the “Agreement”) and the 2000 Equity Incentive Plan (the “2000 Plan”).

Electronic Arts has informed me that if I elect to participate in the offer, I will exchange some or all of my outstanding option grants that have an exercise price per share that is greater than U.S. $28.18, that upon conversion using the exchange ratio applicable for such options would result in four (4) or more shares of restricted stock and that were not granted within the past 12 months of the beginning of this offering period (“eligible options”) for certain shares of restricted stock, as described in the Offer to Exchange, covering a lesser number of shares of Electronic Arts common stock, as set forth in the table of my eligible options contained in Annex A to the Election Form. Electronic Arts has further informed me that each restricted stock award will be unvested as of its grant date and will have a new vesting schedule. Electronic Arts has advised me that I must continue to provide service to Electronic Arts or one of its subsidiaries through the required vesting periods to become entitled to receive or retain the underlying shares of common stock vesting at the end of each vesting period.

I have reviewed the table of my eligible options contained in Annex A and I confirm that I hold the options listed. I have indicated by checking “Accept” on the “Eligible Options” page which eligible options listed in Annex A I am electing to exchange. By electronically submitting my election (i) I hereby elect to exchange all of the eligible options I have so indicated, and (ii) to the extent that I have not previously accepted any or all of the eligible options previously granted to me, I hereby agree to the terms and conditions set forth in the applicable stock option agreement previously provided. For each eligible option I have elected to exchange, Electronic Arts has informed me that I will receive, upon the terms and subject to the conditions in the Offer to Exchange and the Election Form (which together constitute the “offer”), an award for the number of Electronic Arts restricted stock shares set forth in the table in Annex A with respect to such eligible option.

If, before the expiration of the offer, I wish to exercise some or all of the eligible options I am electing to exchange, I acknowledge that I cannot do so unless I first properly withdraw this election to exchange in accordance with procedures set forth in Part III, Section 5 of the Offer to Exchange.

I acknowledge that upon the occurrence of any of the conditions set forth in Part III, Section 7 of the Offer to Exchange. Electronic Arts may terminate or amend the offer and postpone its acceptance and cancellation of any eligible options I elect for exchange.

I acknowledge that the restricted stock will be subject to the terms and conditions set forth in the 2000 Plan and the Agreement, which will constitute an agreement between Electronic Arts and me. I have reviewed a form of the Agreement provided to me or made available on the “EA Stock Option Exchange” intranet portal website at http://stock.ea.com/Stock/Exchange/. Electronic Arts will send me a final Agreement (with all the blanks filled in) after the grant date.

I hereby represent and warrant that I have full power and authority to elect to exchange the options exchanged hereby and that, when and to the extent such options are accepted for exchange by Electronic Arts, such options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by Electronic Arts to be necessary or desirable to complete the exchange of the options I am electing to exchange.

All authority conferred or agreed to be conferred by the Election Form shall not be affected by, and shall survive, my death or incapacity, and all of my obligations hereunder shall be binding upon my heirs, personal representatives, successors and assigns.

By electronically submitting the Election Form, I acknowledge that my election to exchange my eligible options pursuant to the procedure(s) described in Part III, Section 4 of the Offer to Exchange and in the instructions to the Election Form will constitute my acceptance of the terms and conditions of the offer. Electronic Arts’ acceptance for exchange of options offered to be exchanged pursuant to the offer will constitute a binding agreement between Electronic Arts and me, upon the terms and subject to the conditions of the Offer to Exchange and the Election Form.

I acknowledge that I expect no financial compensation from the exchange and cancellation of my options. I also acknowledge that in order to participate in the offer I must be an eligible employee of Electronic Arts or one of its subsidiaries from the date when I elect to exchange my eligible options through the date when the restricted stock awards are granted and otherwise be eligible to participate under the 2000 Plan. I further acknowledge that if I do not remain an eligible employee, I will not receive any restricted stock awards or any other consideration for the options that I elect to exchange and that are accepted for exchange pursuant to the offer.

I hereby give up all ownership interest in the options that I elect to exchange, and I have been informed that they will become null and void on the date Electronic Arts accepts my options for exchange. I agree that I will have no further right or entitlement to purchase shares of Electronic Arts’ common stock under the eligible options accepted by Electronic Arts for exchange or have any other rights or entitlements under such options. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable on the date Electronic Arts accepts my options for exchange.

I acknowledge that Electronic Arts has advised me to consult with my own advisors as to the consequences of participating or not participating in the offer to exchange.

ANNEX A:

“Eligible Options”

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

FOR RESTRICTED STOCK

DATED OCTOBER 21, 2009

ELECTION FORM

Employee Name: First Name Last Name

Employee ID: xxxxxx

Grant Number	Number of Outstanding Stock Options	Exchange Ratio	Number of Restricted Stock Shares	Restricted Stock Vesting Period*	ACCEPT	DECLINE

Please note that Electronic Arts will not issue any fractional restricted stock shares. The applicable amounts in the column headed “Number of Restricted Stock Shares” have been rounded down to the nearest whole number.

First Name Last Name	Month Day, 2009 Time
Name Printed	Date and Time

The percent of restricted stock shares to vest is as follows: 1 Year = 100% at the end of year one. 2 Years = 50% at the end of years one and two. 3 Years = 33.33% at the end of years one, two and three.

INSTRUCTIONS AND AGREEMENTS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Delivery of Election Form. You must submit your online Election Form before the offer expires, which is currently scheduled for 9:00 p.m., U.S. Pacific Time, on November 18, 2009. Any Election Form submitted after that time will not be accepted.

Electronic Arts will not accept any alternative, conditional or contingent offers to exchange options. All eligible employees electing to exchange options, by submission of the Election Form, waive any right to receive any notice of the acceptance of their election to exchange, except as provided for in the offer to exchange.

2. Withdrawal of Election. Elections to exchange made pursuant to the offer may be withdrawn at any time prior to the expiration of the offer. If the offer is extended by Electronic Arts beyond that time, you may withdraw your election at any time until the extended expiration of the offer. In addition, although Electronic Arts currently intends to accept your validly tendered options promptly after the expiration of the offer, unless Electronic Arts accepts and cancels your tendered eligible options before 9:00 p.m., U.S. Pacific Time, on December 17, 2009, you may withdraw your tendered options at any time after December 17, 2009.

You may withdraw your elections by changing your election from “Accept” to “Decline” and electronically submitting your new election at the exchange program intranet portal, which is available at http://stock.ea.com/Stock/Exchange. For those without access to a computer, or if you need an additional printed copy of the Election Form to withdraw or change your elections, please contact Stock Administration at +1 (650) 628-2600 (extension 82600) or send an email to optionexchange@ea.com.

To re-elect to exchange options that you have withdrawn, you must again follow the procedures described in these instructions submit your online Election Form prior to the expiration of the offer.

3. Signatures on the Election Form. If the online Election Form is signed by the option holder, the signature must correspond with the name as written on the face of the stock option agreement(s) to which the options are subject. If your name has been legally changed since your stock option agreement was signed, please submit proof of the legal name change. For purposes of signing the online Election Form, you do so by either electronically submitting an “Accept” or “Decline” election by way of the “Eligible Options” page on the “EA Stock Option Exchange” intranet portal website we have established for this offer at http://stock.ea.com/Stock/Exchange/.

If the Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to us of the authority of that person so to act must be submitted with the Election Form.

4. Requests for Assistance or Additional Copies. If you have any questions or need assistance, or would like to request additional copies of the Offer to Exchange or the Election Form, please telephone Stock Administration at +1 (650) 628-2600 (extension 82600) or send an email to optionexchange@ea.com. All copies will be furnished promptly at Electronic Arts’ expense. You may also contact Electronic Arts by fax or through regular mail using the contact information listed above. You may also use the above contact information to overnight courier or hand deliver your correspondence to Electronic Arts.

5. Irregularities. All questions as to the number of shares subject to options to be accepted for exchange and the number of restricted stock shares to be granted, and any questions as to form of documents and the validity (including eligibility and time of receipt), form and acceptance of any options elected to be exchanged will be determined by Electronic Arts in its sole discretion, which determinations shall be final and binding on all interested persons. Electronic Arts reserves the right to reject any or all elections to exchange options that Electronic Arts determines not to be in appropriate form or the acceptance of which may, in the opinion of Electronic Arts’ counsel, be unlawful. Electronic Arts also reserves the right to waive any of the conditions of the offer and any defect or irregularity in any election to exchange options, and Electronic Arts’ interpretation of the terms of the offer (including these instructions) will be final and binding on all parties. No election to exchange options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with an election to exchange options must be cured within such time as Electronic Arts shall determine. Neither Electronic Arts nor any other person is or will be obligated to give notice of any defects or irregularities in the election to exchange options, and no person will incur any liability for failure to give any such notice.

6. Additional Documents to Read. You should be sure to read the Offer to Exchange, the Election Form, the 2000 Plan and the form of Agreement before deciding to participate in the offer.

7. Important Tax Information. You should consult your own tax advisor and refer to Part III, Section 14 of the Offer to Exchange, which contains important U.S. federal income tax information. If you live or work outside the United States, or are otherwise subject to a tax liability in a foreign jurisdiction, you should refer to Part III, Section 15 and Appendix C respective to your specific country, to the Offer to Exchange for a discussion of the tax consequences which may apply to you.

8. Data Privacy. By accepting the offer, you hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, Electronic Arts and/or any affiliate for the exclusive purpose of implementing, administering and managing your participation in the offer.

You have been advised that your employer, Electronic Arts and/or any affiliate may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the company, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing Electronic Arts stock and other employee benefit plans and this offer (“Data”). You have been advised that Data may be transferred to any third parties assisting in the implementation, administration and management of the offer, that these recipients may be located in your country, or elsewhere, and that the recipient’s country may have different data privacy laws and protections than in your country. You have been advised that you may request a list with names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Electronic Arts’ stock and other employee benefit plans and this offer. You have been advised that Data will be held only as long as is necessary to implement, administer and manage your participation in the stock and other employee benefit plans and this offer. You have been advised that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or if you are a resident of certain countries, refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. You have been advised that refusing or withdrawing your consent may affect your ability to participate in this offer.

9. Acknowledgement and Waiver. By accepting this offer, you acknowledge that: (i) the offer is established voluntarily by Electronic Arts, it is discretionary in nature and it may be extended, modified, suspended or terminated by Electronic Arts at any time, as provided in the offer; (ii) the grant of restricted stock is voluntary and occasional and does not create any contractual or other right to receive future grants of restricted stock or options, or benefits in lieu of restricted stock or options, even if restricted stock or options have been granted repeatedly in the past; (iii) all decisions with respect to future grants under any Electronic Arts stock plan, if any, will be at the sole discretion of Electronic Arts; (iv) your acceptance of the offer will not create a right to employment or be interpreted to form an employment agreement with Electronic Arts, its subsidiaries or its affiliates and will not interfere with the ability of your current employer, if applicable, to terminate your employment relationship at any time with or without cause; (v) your acceptance of the offer is voluntary; (vi) the future value of Electronic Arts’ shares is uncertain and cannot be predicted with certainty; (vii) the offer, the exchanged options and the restricted stock awards are outside the scope of your employment contract, if any, and are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; (viii) if you accept the offer and receive restricted stock awards and obtain shares of Electronic Arts common stock pursuant to such award, the value of the shares acquired may increase or decrease in value; (ix) you have been advised the risks associated with your participation in the offer as described in “Certain Risks of Participating in the Offer” contained in the Offer to Exchange; and (x) no claim or entitlement to compensation or damages arises from diminution in value of any restricted stock or shares acquired pursuant to the restricted stock awards you may receive as a result of participating in the offer and you irrevocably release Electronic Arts and its subsidiaries and affiliates from any such claim that may arise.

10. Tax Liability. Regardless of any action that Electronic Arts, its subsidiaries or its affiliates take with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding obligations (“tax obligations”), you acknowledge that the ultimate liability for all tax obligations legally due by you is and remains your sole responsibility and that Electronic Arts, its subsidiaries and its affiliates (i) make no representations or undertakings regarding the treatment of any tax obligations in connection with any aspect of the cancellation of eligible options or the grant of restricted stock, the vesting of restricted stock and delivery of shares of Electronic Arts common stock pursuant to the restricted stock, the subsequent sale of shares of Electronic Arts common stock acquired pursuant to the restricted stock awards and the receipt of any dividends; and (ii) do not commit to structure the terms of the offer, including cancellation of the eligible options and/or the grant of restricted stock to reduce or eliminate your liability for tax obligations.

You agree to pay or make adequate arrangements satisfactory to Electronic Arts, its subsidiaries and its affiliates to satisfy all withholding obligations of Electronic Arts, its subsidiaries and its affiliates for your tax obligations. In this regard, you authorize Electronic Arts, its subsidiaries and its affiliates, at their discretion and if permissible under local law, to satisfy their obligation to withhold the tax obligations legally payable by you by one or a combination of the following: (i) by withholding from the shares of Electronic Arts common stock otherwise deliverable to you a number of shares that does not exceed by more than a fractional share the amount necessary to satisfy the minimum withholding amount for your tax obligations, (ii) by selling or arranging for the sale on your behalf of a whole number shares of Electronic Arts common stock that you acquire pursuant to your restricted stock awards which is sufficient, after deduction of sale commissions and fees, to satisfy minimum withholding amount for your tax obligations, or (iii) by withholding from your wages or other cash compensation paid to you by Electronic Arts, its subsidiaries and its affiliates amounts sufficient to satisfy your tax obligations. Finally, you agree to pay to Electronic Arts, its subsidiaries and its affiliates any amount of your tax obligations that Electronic Arts, its subsidiaries and its affiliates may be required to withhold as a result of your participation in the offer that cannot be satisfied by the means previously described. Electronic Arts will have no obligation to deliver shares pursuant to your restricted stock awards until your tax obligations have been satisfied.

11. Electronic Delivery of Documents. Any document relating to participation in the offer or any notice required or permitted by the Offer to Exchange or the Election Form shall be given in writing and shall be deemed effectively given only upon receipt by Electronic Arts. The Offer to Exchange, the Election Form, an Individual Statement of Options, the Agreement, the 2000 Plan and any other communications to option holders in connection with the offer (collectively, the “documents” ) may be delivered to you electronically. In addition, you may deliver electronically to Electronic Arts the Election Form. Such means of electronic delivery may include, but do not necessarily include, the delivery of a link to an Electronic Arts intranet or the Internet site of a third party involved in administering the offer, the delivery of the document via email or such other means of electronic delivery specified by Electronic Arts. By executing the Election Form, you acknowledge that you have read this Instruction and consent to the electronic delivery of the documents. You acknowledge that you may receive from Electronic Arts a paper copy of any documents delivered electronically at no cost to you by contacting Electronic Arts by telephone or in writing using the contact information on the first page of the Election Form. You further acknowledge that you will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, you have been advised that you must provide Electronic Arts or any designated third party administrator with a paper copy of any documents if the attempted electronic delivery of such documents fails. You may revoke your consent to the electronic delivery of documents described in this Instruction or may change the electronic mail address to which such documents are to be delivered (if you have provided an electronic mail address) at any time by notifying Electronic Arts of such revoked consent or revised email address by telephone, postal service or electronic mail. Finally, you have been advised that you are not required to consent to electronic delivery of documents described in this Instruction.

12. Governing Law and Documents. The Election Form is governed by, and subject to, United States federal and California state law, as well as the terms and conditions set forth in the Offer to Exchange. For purposes of litigating any dispute that arises under the Election Form, the parties hereby submit to and consent to the exclusive jurisdiction of California and agree that such litigation shall be conducted in the courts of San Mateo County, California, or the federal courts for the United States for the Northern District of California, where this offer is made and/or to be performed.

13. Translations. If you have received this or any other document related to the offer translated into a language other than English and if the translated version is different than the English version, the English version will control.